VIA EDGAR
June 29, 2011
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pacific Life Funds File Nos. 333-61366, 811-10385
Dear Mr. Minore:
          This letter is a supplement to the letter filed on June 29, 2011, in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on June 1, 2011, concerning post effective amendment No. 66 (“PEA No. 66”) to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on April 5, 2011 with the U.S. Securities and Exchange Commission (the “SEC”), in reliance on Rule 485(a) under the Securities Act of 1933. Since the filing of the letter, we have revised our response to comment 14. Global Investment Performance Standards (“GIPS”) rules require that an adviser obtain verification of its compliance with GIPS rules from a third-party prior to the adviser issuing statements in public materials referring to the calculation methodology as being in compliance or consistent with GIPS. Pacific Asset Management, the adviser to the PL Floating Rate Income Fund, is currently in the process of obtaining verification from a third-party auditor, but has not yet obtained formal certification of its compliance with GIPS. Accordingly, we were unable to amend the prospectus to reflect that the performance figures in the composite have been prepared in accordance with GIPS methodologies.
If you have any questions or further comments regarding this matter, please contact me at (949) 219-3391.
Sincerely,
/s/ J.G. Lallande
J. G. Lallande
Counsel

cc:	Laurene E. MacElwee